First Western Financial, Inc.

1900 16th Street, Suite 1200

Denver, Colorado 80202

Via EDGAR

July 16, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:   First Western Financial, Inc.

Registration Statement on Form S-1 (as amended)

File No. 333-225719

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, First Western Financial, Inc., a Colorado corporation (the “Company”), hereby respectfully requests, that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-225719) be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m., Eastern Time, on July 18, 2018, or as soon as practicable thereafter. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Michael Keeley of Norton Rose Fulbright US LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Keeley at (214) 855-3906 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Respectfully,

First Western Financial, Inc.

By:	/s/ Scott C. Wylie
Name: Scott C. Wylie
Title: Chairman, Chief Executive Officer and President

cc: Michael G. Keeley, Norton Rose Fulbright US LLP